Filed Pursuant to Rule 433

Registration No. 333-182469

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

EMBARGOED FOR 9:00PM EDT: September 10, 2012

CONTACT: Treasury Public Affairs (202) 622-2960

$182 BILLION COMMITMENT TO AIG DURING FINANCIAL CRISIS NOW FULLY RECOVERED AFTER PRICING OF $18.0 BILLION TREASURY COMMON STOCK SALE

Sale Locks in at Least $12.4 Billion Positive Return on

Overall $182 Billion Treasury and Federal Reserve Commitment to AIG

Future Sales of Treasury’s Remaining AIG Common Stock Holdings Will Provide an Additional Return to Taxpayers

WASHINGTON – Today, the U.S. Department of the Treasury announced that it has agreed to sell 553,846,153 shares of its American International Group, Inc. (AIG) common stock at $32.50 per share in an underwritten public offering. The aggregate proceeds to Treasury from the common stock offering are expected to be approximately $18.0 billion. As part of Treasury’s offering today, AIG agreed to purchase 153,846,153 shares at the public offering price of $32.50 per share – representing approximately $5.0 billion of Treasury’s expected proceeds from the sale. Treasury has granted the underwriters a 30-day over-allotment option to purchase up to an additional 83,076,922 shares of AIG common stock.

Giving effect to today’s offering, Treasury and the Federal Reserve’s combined $182 billion commitment made to stabilize AIG during the financial crisis is now fully recovered. Through repayments of principal and reductions/cancellations in commitments ($176.1 billion), as well as additional income from interest, fees, and other gains ($18.6 billion), Treasury and the Federal Reserve have now recovered a combined total of $194.7 billion (assuming no exercise of the underwriters’ over-allotment option) – representing a positive return of $12.4 billion to date compared to the original combined $182.3 billion commitment. Future sales of Treasury’s remaining AIG common stock holdings will provide an additional return to taxpayers.

($ in Billions)	Maximum Combined Commitment	Repayments and Cancelled/Reduced Commitments to Date	Interest/Fees/Gains to Date	Total Recovered to Date
Federal Reserve	$112.5	$112.5	$17.7	$130.2
Treasury	$69.8	$63.6	$0.9	$64.5

TOTAL	$182.3	$176.1	$18.6	$194.7

“Taking action to stabilize AIG during the financial crisis was something the government should never have had to do, but we had no better option at the time to protect the American economy from the damage that would have been caused by the company’s collapse,” said Secretary Tim Geithner. “To stabilize and then restructure the company with a very substantial positive gain for the American taxpayer is a significant accomplishment, but we need to continue the critical task of implementing Wall Street reform so that the American economy is never put in this position again.”

After giving effect to today’s offering (assuming no exercise of the underwriters’ over-allotment option), Treasury’s remaining investment in AIG would consist of approximately 317.2 million shares of common stock. Treasury’s percentage ownership of AIG’s outstanding shares of common stock (assuming no exercise of the underwriters’ over-allotment option) would decline from approximately 53.4 percent to 21.5 percent.

Citigroup, Deutsche Bank Securities Inc., Goldman, Sachs & Co., and J.P. Morgan Securities LLC have been retained as joint global coordinators. BofA Merrill Lynch, Barclays Capital Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) have been retained as joint bookrunners for the offering. Greenhill & Co. continues to serve as Treasury’s financial agent with respect to the management and disposition of Treasury’s investment in AIG.

AIG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that AIG has filed with the SEC for more complete information about AIG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from (i) Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, by calling 800-831-9146 or emailing batprospectusdept@citi.com, (ii) Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling 800-503-4611, or by emailing prospectus.cpdg@db.com, (iii) Goldman, Sachs & Co. Attn: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free 866-471-2526, by faxing 212-902-9316 or by emailing prospectus-ny@ny.gmail.gs.com, or (iv) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 866 803-9204.

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